Exhibit 21(a)

ENERGY FUTURE HOLDINGS CORP.
SUBSIDIARY HIERARCHY
Effective February 15, 2016

Jurisdiction
Energy Future Intermediate Holding Company LLC	Delaware
EFIH Finance Inc.	Delaware
Oncor Electric Delivery Holdings Company LLC	Delaware
Oncor Electric Delivery Company LLC (1)	Delaware
Oncor Management Investment LLC (2)	Delaware
Oncor Electric Delivery Transition Bond Company LLC	Delaware
Oncor Electric Delivery Administration Corp.	Texas
Oncor License Holdings Company LLC	Texas
Oncor Communications Holdings Company LLC	Delaware
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(1)	80.033% ownership interest

(2)
Oncor Management Investment LLC owns 0.217% of Oncor Electric Delivery Company LLC. Regarding the ownership of Oncor Management Investment LLC, Oncor Electric Delivery Company LLC owns 100% of the Class A membership interests. Certain management employees of Oncor Electric Delivery Company LLC own 100% of the Class B membership interests.